Exhibit 99.4


                       CERTIFICATION PURSUANT TO

             SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002


         In connection with the Amended Annual Report of RoboGroup T.E.K. Ltd. (the "Company") on Form 20-F for the year ended December 31, 2001 as filed with the Securities and Exchange Commission on the date hereof (the "Amended Annual Report"), I, Anat Katz-Ifergan, Chief Financial Officer of the Company, certify, pursuant to ss. 302 of the Sarbanes-Oxley Act of 2002, that:

         (1) The undersigned has reviewed the report;

         (2) Based on the undersigned knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading;


/s/ Anat Katz-Ifergan
---------------------
Anat Katz-Ifergan

Chief Financial Officer

November 20, 2002



* The originally executed copy of this Certification will be maintained at the Company's offices and will be made available for inspection upon request.